Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Year-To-Date Ended	Fiscal Year Ended
	September 9, 2017(1) (28 weeks)	February 25, 2017 (52 weeks)	February 27, 2016 (52 weeks)	February 28, 2015 (53 weeks)	February 22, 2014(2) (52 weeks)
Earnings (loss) from continuing operations before income taxes	$(12)	7	$108	$12	$(163)
Less net earnings attributable to noncontrolling interests	(1)	(4)	(8)	(7)	(7)
Net overdistributed earnings of less than fifty percent owned affiliates	1	—	1	—	1
Fixed charges	89	205	220	269	430
Amortized capitalized interest	—	—	(1)	(1)	(1)
Earnings (loss) available to cover fixed charges	$77	$208	$320	$273	$260

Interest expense	75	183	196	243	403
Capitalized interest	—	—	1	1	1
Interest on operating leases	14	22	23	25	26
Total fixed charges	$89	205	$220	$269	$430

Excess (deficiency) of earnings to fixed charges	$(12)	$3	$100	$4	$(170)
Ratio of earnings to fixed charges	N/A	1.01	1.45	1.01	N/A

N/A represents a ratio of less than one.

(1)
The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2018 year-to-date due to $42 asset impairment charge before tax, $27 of merger and integration costs before tax, $9 of legal reserve charge before tax, $3 of severance costs before tax, $3 of unamortized financing charges before tax, and $2 of debt refinancing costs before tax, offset in part by $2 of gain on sale of property before tax and $1 from a gain on store closure.

(2)
The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2014 due to $99 of charges for the write-off of non-cash unamortized financing costs and original issue discount acceleration before tax, $75 of debt refinancing costs before tax, $42 of severance costs before tax, $13 of non-cash asset impairment and other charges before tax, $6 of contract breakage and other costs before tax, and $3 of multi-employer pension withdrawal charge before tax, offset in part by $15 of gain on sale of property before tax.